Norske Skog

RECEIVED
2004 JUL 27 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Skogn, 2004-07-21

United States Securities and Exchange Commission
Washington DC 20549

USA

04035806

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on July 16 and 21, 2004.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange July 16 and 21, 2004

dlw 7/27

Information - file 82-5226_0721

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Message to Oslo Stock Exchange

RECEIVED
2004 JUL 27 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Currency Items etc., Q 2 2004

Norske Skog releases 2nd quarter figures on August 3rd, around 1 PM. A conference call will be held at 3 PM the same day. The Silent Period ahead of the release starts on Tuesday, July 20.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 91.6 in Q 2 2004, as against an average value of 94.5 in Q 1 2004. The value at June 30, 2004 was 92.8 as against 93.3 at March 31, 2004. Starting point of this index is January 1, 2002.

Included in EBIT for Q 2 2004 is a provision of NOK 230 million related to the restructuring plan for Australasia. The amount is not included in the region's EBIT, but shown on a separate line.

Gain from sale of forest assets in Norway of NOK 142 million is included in "Other Items", and not included in the reported EBIT.

Oxenøen, July 16, 2004

NORSKE SKOG
Investor Relations

PanAsia increases ownership to 80 % in the Hebei project

PanAsia Paper, in which Norske Skog owns 50 %, has today announced that the company has increased its ownership in the Hebei project (Hebei PanAsia Long-Teng Paper Co. Ltd.) to 80% from 65%.

The Hebei project involves building a new newsprint mill in Shijiazhuang in the Hebei province, southwest of Beijing in China. The capacity is 330,000 tonnes and planned start-up will be in 2nd half of 2005.

PanAsia's own release can be found on www.panasia.com.sg

Oxenøen, July 21, 2004

NORSKE SKOG

Corporate Communication